EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ECB Bancorp, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-77689) of ECB Bancorp, Inc. on Form S-8 relating to the ECB Bancorp, Inc. Omnibus Stock Ownership and Long-Term Incentive Plan, of our report dated March 22, 2005, with respect to the consolidated balance sheets of ECB Bancorp, Inc. and subsidiary as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2004, which report appears in the December 31, 2004, annual report on Form 10-KSB of ECB Bancorp, Inc.

/s/ KPMG LLP

Raleigh, North Carolina

March 22, 2005